SECU[illegible]

19008327

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MAR 0 1 2019

Washington DC 416

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SEC FILE NUMBER
8-49104

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
FCG Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Main Street
(No. and Street)

Chatham (City) New Jersey (State) 07928 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven O. Meglio 973-653-7374
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John A. Combias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCG Advisors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public

MARILYN SEDA
A Notary Public of New Jersey
My Commission Expires October 23, 2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FCG ADVISORS, LLC
TABLE OF CONTENTS
December 31, 2018

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
FCG Advisors, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of FCG Advisors, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2008.
Abington, Pennsylvania
February 27, 2019

FCG Advisors, LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	609,612
Receivable from clearing broker		156,569
Deposit with clearing broker		100,000
Other receivables		20,725
Prepaid expenses		3,435
Total assets	$	890,341
Liabilities and Members' Equity		
Liabilities		
Commissions payable and accrued expenses	$	94,602
Total liabilities		94,602
Members' Equity		795,739
Total Liabilities and Members' Equity	$	890,341

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

FCG Advisors, LLC (the "Company") is a broker-dealer located in Chatham, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business is primarily comprised of agency commission transactions, fund manager related fee income, and riskless principal transactions. The Company, like other broker dealers is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Cash and Cash Equivalents - The Company considers money market funds to be cash equivalents.

Fee Revenues - Fee revenues are recognized based on the terms of the related contracts and financial information received by management reflecting the performance of the fund managers.

Securities Transactions - Securities transactions and the related income and expenses are recorded on a settlement date basis which is not materially different than trade date.

Income Taxes - The Company is treated as a Sub Chapter "S" entity for federal and state income tax purposes and therefore, does not record a provision for income taxes. Accordingly, the individual members report their share of the Company's income or loss on their personal income tax returns.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2018 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2015.

Receivables - The Company carries its receivables at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. There was no allowance for doubtful accounts as of December 31, 2018.

2. Summary of Significant Accounting Policies (Continued)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Common and preferred equity securities are valued at the closing price reported on the active market on which the individual securities are traded. Fair values for municipal securities and corporate debt securities are obtained from a third-party pricing service and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2018:

	Level 1	Level 2	Level 3
Securities owned:			
Money market funds*	$ 594,760	$ -	$ -
	$ 594,760	$ -	$ -

*included in cash and cash equivalents

2. **Summary of Significant Accounting Policies (Continued)**

The Company did not hold any level 3 instruments during the year ended December 31, 2018. There were no transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February____, 2019, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. **Deposit with clearing broker**

The Company maintains a clearing agreement with National Financial Services LLC. Under the terms of the agreement the Company maintains a clearing deposit of $100,000.

4. **Commitment**

The Company is obligated under a sublet office lease agreement with a related entity FCG Holdings, LLC expiring in May, 2021. In addition to base rent, the sublease provides for the Company to pay property taxes and operating expenses over base period amounts.

The following is a schedule by years of future minimum lease payments under operating leases:

Year		Offices
2018	$	76,956
2019		76,956
2020		76,956
thereafter		52,129

The Company sublets its office space to various unaffiliated entities on a month to month basis.

5. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $759,683 which was $659,683 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.125 to 1.

6. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii), all customer transactions are cleared through National Financial Services LLC.

7. Off-balance-sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. All of the Company's securities transactions and the receivable from the clearing broker are pursuant to this clearance agreement.

8. Recently Issued Accounting Pronouncements

Adoption of New Accounting Standard – On January 1, 2018, the Company adopted the new accounting standard ASC 606, Revenue from Contracts with Customers, and the related amendments to all contracts using the full retrospective method. There were no adjustments required related to the adoption of ASC 606.

New Accounting Standard Not Yet Adopted – In February 2016, the FASB issued ASU 2016-02, which created ASC 842, Leases. The new standard requires the lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on the statement of financial condition. The new standard is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating this Standard change for the upcoming year end December 31, 2019.